UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1a

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Resignation of Member of the Supervisory Board; Nomination of New Member to the Supervisory Board

Resignation of Ms. Kerstin von Diemar

On April 3, 2023, Ms. Kerstin von Diemar notified the supervisory board (the “Supervisory Board”) of voxeljet AG (the “Company”), that she will resign from the Supervisory Board, including the Audit Committee on which she serves, effective following the Company’s annual general meeting (the “AGM”) to be held in May 2023. Ms. von Diemar’s decision to resign was not the result of any disagreement with the Company on any matters relating to the Company’s operations, policies or practices.

Nomination of Ms. Jacqueline Dee Schneider

On April 5, 2023, the Supervisory Board approved the nomination to the Supervisory Board of Ms. Jacqueline Dee Schneider for election at the AGM. If Ms. Schneider is elected by the Company’s shareholders, she will serve until the annual general meeting to be held in 2024. The Supervisory Board has determined that Ms. Schneider qualifies as an “independent director” as defined under NASDAQ Listing Rule 5605(a)(2).

Ms. Schneider, 58, has been serving since 2021 as a member of the board of directors of Tempo Automation Holdings, Inc. (“Tempo”), a software-accelerated electronics manufacturer, and from 2020 to 2021 as an advisor at Tempo in sales and marketing. From 2019 to 2022, Ms. Schneider served as a member of the board of directors of Edge Precision Manufacturing, a manufacturing and prototyping company. From 2019 to 2021, Ms. Schneider served as founder and consultant at Northpointe Advisors, LLC, a provider of consulting services for fast-growing technology companies. Ms. Schneider served from 2016 to 2019 as Chief Revenue Officer at Field Nation, LLC, an online matching service for IT contractors, and from 2007 to 2016 as Global Vice President of Sales & Customer Service at Protolabs, a provider of industrial-grade 3D printing services. Ms. Schneider holds a Bachelor of Science from St. Cloud State University. Ms. Schneider brings more than two decades of sales and marketing experience in relevant industries to the Supervisory Board.

Nomination of Ms. Jane Marie Arnold

On April 5, 2023, the Supervisory Board approved the nomination to the Supervisory Board of Ms. Jane Marie Arnold for election at the AGM, subject to the approval by the Company’s shareholders, also at the AGM, of a proposed amendment to the Company’s Articles of Association that expands the Supervisory Board from three to four members. If Ms. Arnold is elected by the Company’s shareholders, she will serve until the annual general meeting to be held in 2024. The Supervisory Board has determined that Ms. Arnold qualifies as an “independent director” as defined under NASDAQ Listing Rule 5605(a)(2).

Ms. Arnold, 55, has been serving as venture partner at Momenta Partners, a venture and value creation firm for the digital industry, since December 2022; board director at Aperio AI, an operational data solutions company, since November 2022; and independent consultant at Jane Arnold & Associates, Ms. Arnold’s digital transformation consulting firm, since October 2022. From 2021 to 2022, Ms. Arnold served as Vice President Operations Technology at Stanley Black & Decker, a Fortune 500 manufacturer of industrial tools, storage, and systems. From 2005 to 2021, Ms. Arnold served in various roles at Covestro/Bayer Material Science, a German producer of polyurethane and polycarbonate based raw materials, most recently (between 2017 and 2021) as Senior Vice President Global Process Control Technology. Ms. Arnold holds an Executive Certificate in Technology and Operations from the MIT Sloan School of Management and a Bachelor of Science from University of Houston – Clear Lake; she is also a graduate of the Oxford University Business Economics Program. Ms. Arnold brings significant manufacturing and operations experience to the Supervisory Board.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

	By:	/s/ Rudolf Franz
		Name:	Rudolf Franz
		Title:	Chief Financial Officer

Date: April 6, 2023